Mail Stop 3561

September 16, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Mark A. Smith
Chief Executive Officer and Chief Financial Officer
Bion Environmental Technologies, Inc.
PO Box 323
Old Bethpage, New York 11804

      Re: Bion Environmental Technologies, Inc.
               Form 10-KSB for the year ended June 30, 2008
               Filed September 26, 2008
               File No. 0-19333

Dear Mr. Smith:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief